

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

> **Re:** **Unitil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 001-08858**

Dear Mr. Collin:

We have reviewed your letter dated November 19, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies, page 54

1. We note your response to comment 3 in our letter dated November 6, 2012. ASC 980-410-25-2 states that "a regulated entity also shall recognize a regulatory asset or liability for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting pursuant to that Subtopic and rate-making purposes." As your response indicates you have recorded the recognition of removal costs through Depreciation and Amortization expense and offset that expense against Accumulated Depreciation, please revise to reclassify the portion of Accumulated Depreciation that relates to the cost of removal of regulated assets, net of incurred removal costs, to a regulatory asset or liability.

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

2. We have read your response to comment 4 in our letter dated November 6, 2012. You state the asset manager holds title to and risk of loss of the inventory held at the storage facility until it is delivered to you, and accordingly, it is unclear why your continued recognition of that inventory is appropriate. Please revise or explain the GAAP basis for your continued recognition of inventory held by the asset manager.

3. We have read your response to comment 4 in our letter dated November 6, 2012. We are reissuing the component of our comment pertaining to your assessment of the purchase obligation included in the asset management agreement for derivative accounting considerations. Please explain in greater detail, but do not limit your assessment of the purchase obligation included in the asset management agreement for derivative accounting considerations, to address the following additional questions:

   - You state the agreement does not contain a notional amount as the inventory amounts injected and withdrawn are not set and vary over the course of the agreement. Additionally, you state you direct the asset manager to make injections and withdrawals and deliveries of gas to you, and you are responsible for paying the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. As such, please explain why the purchase obligation embedded within the contract does not contain a notional for separate evaluation, as it appears that the volume of inventory required to be repurchased at the end of the contract is known by you as of a given point in time.

   - You state the agreement cannot be net settled. As the purchase obligation is for the delivery of natural gas, please explain your consideration of why the purchase obligation included in the contract does not meet the criteria for net settlement through a market mechanism or is not readily convertible to cash. Refer to ASC 815-10-15-109A through ASC 815-10-15-139.

      You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Andrew D. Mew

                                        Andrew D. Mew
                                        Accounting Branch Chief